Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 3727 1000 kofax@fticonsulting.com

Kofax Reports Financial Results for the

First Quarter Ended September 30, 2014

Results Above the Mid-Point Of Preliminary Ranges Previously Announced,

Revised Fiscal Year 2015 Guidance Reconfirmed

Irvine, CA, October 30, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today reported unaudited financial results for the first quarter of its fiscal year 2015, which ended September 30, 2014.

Non-GAAP Financial Highlights:

•	Software license revenue decreased 3.5% to $25.2 million (PY: $26.1 million)

•	Total revenues increased 2.3% to $69.3 million (PY: $67.7 million)

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) decreased 47.8% to $4.3 million (PY: $8.3 million) or a 6.3% margin (PY: 12.3%)

•	Adjusted diluted earnings per share (EPS) was $0.02 (PY: $0.04)

•	Adjusted cash generated by operations was $6.1 million (PY: $19.6 million)

GAAP Financial Highlights:

•	Software license revenue increased 0.6% to $24.7 million (PY: $24.6 million)

•	Total revenues increased 4.4% to $68.5 million (PY: $65.6 million)

•	Loss from operations increased 446.2% to -$3.3 million (PY: -$0.6 million) or a -4.8% margin (PY: -0.9%)

•	Diluted EPS was $-0.03 (PY: $0.03)

•	Cash generated by operations was $4.8 million (PY: $18.2 million)

Quarter end cash was $60.3 million (PY: $72.0 million).

A summary of Kofax’s condensed consolidated income statements for the first quarter compared to the prior year are as follows:

Unaudited	Non-GAAP			GAAP
	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total
Software Licenses	25.2	-3.5%	36.4%	24.7	0.6%	36.1%
Maintenance Services	35.5	9.5%	51.3%	35.2	9.5%	51.4%
Professional Services	8.6	-6.9%	12.3%	8.5	-3.7%	12.5%

Total Revenues	69.3	2.3%	100.0%	68.5	4.4%	100.0%

Adjusted EBITDA	4.3	-47.8%		-3.3	-446.3%

Margin	6.3%	-49.0%		-4.8%	-423.2%

Operating Highlights:

•	Launched Kofax Mortgage Agility™, a solution designed to radically transform and simplify the mortgage application process

•	Acquired Softpro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services

•	Announced that Kofax received five new patents for document imaging, classification and process automation

•	KMWorld Magazine recognized Kapow Enterprise as a “Trend Setting Product of 2014’’

•	Voluntarily changed the basis of preparation of its financial statements from IFRS to GAAP effective as of July 1, 2014, and published audited GAAP financial statements for Kofax’s fiscal years ended June 30, 2013 and 2014

•	Announced the Board of Directors’ intention to seek shareholder approval to delist from the London Stock Exchange on or before March 31, 2015

Commenting on the Non-GAAP financial results for the quarter and forward looking guidance, Reynolds C. Bish, Chief Executive Officer, said: “These results are above the mid-point of the ranges provided when we announced our preliminary results earlier this month. As previously discussed, mobile and new or acquired products software license revenue grew by more than 80% year-over-year and accounted for approximately 35% of total software license revenue during the quarter. However, as also previously disclosed, our overall results were lower than our expectations for the quarter due to six and seven figure core capture software license revenue transactions primarily in the “enterprise” or more direct segment of that market slipping into future quarters. These opportunities were not lost to competitors nor have the related projects been cancelled. In fact, since pre announcing these results we’ve now closed one of the two seven figure transactions that slipped at the end of September for approximately $2.0 million dollars of software license revenue as well as some of the six figure transactions.”

Bish continued: “Our guidance for fiscal year 2015 remains as outlined below:”

Millions or Percentages	GAAP	Non-GAAP	Non-GAAP Growth Rate or EBITDA Margin (using mid point)
Software License Revenue	$132.0 to $143.0	$133.0 to $144.0	11.7%
Total Revenues	$314.0 to $328.0	$317.0 to $331.0	8.8%
Adjusted EBITDA	$38.0 to $45.0	$41.0 to $51.0	14.2%
Effective Tax Rate	41.0% to 43.0%	33.0% to 35.0%

Bish concluded: “We believe growth in the faster growing areas of our business – mobile and new or acquired products – will pull through core capture revenue and allow us to return to single digit growth in this part of our business. This allows us to continue targeting the long-term financial model we’ve previously provided, which is based on software license revenue growth in the mid teens, total revenue growth of 10% to 12% and an adjusted EBITDA margin of 20% or greater in fiscal year 2017.”

Conference Call Info

Management will host a conference call and audio only webcast to discuss these selected unaudited financial results at 2:00 pm U.S. Pacific time / 9:00 pm U.K. time today. To participate in the call, investors can use the dial in information below, or access the call via the investor relations section of the Company’s website at: http://investor.kofax.com/events.cfm. A replay via telephone and webcast will be available for 30 days.

	Live	Replay	Access Code
U.S.	+1 (888) 437-9445	+1 (888) 203-1112	3312860
U.K.	+44 (0) 800 404 7655	+44 (0) 808 101 1153	3312860

About Kofax

Kofax is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

# # #

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should” or “will” or the negative of these terms or other comparable terminology. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in any forward looking statements are reasonable based on its current knowledge of the business and operations, it cannot guarantee future results, levels of activity, performance or achievements. The Company assumes no obligation to provide revisions to any forward looking statements should circumstances change.

Non-GAAP Financial Measures

Management uses financial measures, both GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. The Company has provided and believes that the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures are useful to investors and other users of its financial statements because the Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the forms the Company has furnished with the Securities and Exchange Commission for a discussion of the Non-GAAP financial measures and supplemental reconciliations to GAAP financial measures for more information regarding the Non-GAAP measures.

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: Kofax

Chief Financial Officer’s Review

With the exception of the section titled “Reconciliation of Non-GAAP Measures”, the Chief Financial Officer’s Review refers to our GAAP financial statements and measures for the three months ended September 30, 2014 and 2013.

Revenue

Total revenues increased $2.9 million, or 4.4% in the quarter ended September 30, 2014 compared to the quarter ended September 30, 2013 reflecting growth across all geographies.

The following tables present revenue by financial statement line, as well as in total for each of our geographic regions:

	Three Months Ended September 30,			% of Total Revenue
	2014	2013	% Change	2014	2013
	($ in thousands, except percentages)
Software license	$24,704	$24,560	0.6%	36.1%	37.4%
Maintenance services	35,220	32,150	9.5%	51.4%	49.1%
Professional services	8,544	8,871	(3.7)%	12.5%	13.5%

Total revenues	$68,468	$65,581	4.4%	100.0%	100.0%

Americas	$38,924	$37,451	3.9%	56.8%	57.1%
EMEA	24,614	23,787	3.5%	36.0%	36.3%
Asia Pacific	4,930	4,343	13.5%	7.2%	6.6%

Total revenues	$68,468	$65,581	4.4%	100.0%	100.0%

Software license revenue was flat in the three months ended September 30, 2014, due to a 158.9% increase in our mobile and new or acquired products software license revenue, which was assisted by revenues from our acquisitions of Kapow and Softpro, offset by a 23.2% decline in core capture revenues. The decline in core capture was due to six and seven figure core capture software license revenue transactions primarily in the “enterprise” or more direct segment of that market. Software license revenue increased $0.1 million in Asia Pacific and was flat in the Americas and EMEA.

Maintenance services revenue increased $3.1 million, or 9.5%, in the three months ended September 30, 2014 due to an increase of $1.8 million in the Americas, $1.2 million in EMEA, and $0.1 million in Asia Pacific. Our maintenance services revenue increased due primarily to continued high maintenance contract renewal rates and maintenance on new license transactions over the last year. Included in the increase in maintenance revenue is $0.3 million from our Softpro acquisition.

Professional services revenue decreased $0.3 million, or 3.7%, in the three months ended September 30, 2014 due to a decrease of $0.3 million in the Americas and $0.3 million in EMEA offset by a $0.3 million increase in Asia Pacific. The decrease in professional services revenue is primarily due to lower license revenues in the prior quarter.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers from whom we OEM their products as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and overhead charges. The following table reflects cost of software license revenue, in dollars and as a percentage of software license revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Cost of software licenses	$1,957	$2,656	$(699)	(26.3)%

% of software license revenue	7.9%	10.8%

Cost of software licenses decreased by $0.7 million, or 26.3%, in the three months ended September 30, 2014, which is primarily related to a change in product mix resulting in lower royalty expense. Royalty costs vary by product and accordingly, the cost of software licenses as a percentage of the software license revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs such as facilities and related overhead charges. The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Cost of maintenance services	$5,017	$4,807	$210	4.4%

% of maintenance services revenue	14.2%	15.0%

Cost of maintenance services increased $0.2 million, or 4.4%, in the three months ended September 30, 2014, primarily as a result of our acquisitions of Kapow and Softpro.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Cost of professional services	$7,998	$7,629	$369	4.8%

% of professional service revenue	93.6%	86.0%

Cost of professional services increased $0.4 million, or 4.8%, in the three months ended September 30, 2014 due to increase in compensation costs largely associated with our acquisitions of Softpro and Kapow. Our gross margin on professional services decreased from 14.0% in the three months ended September 30, 2013 to 6.4% in the three months ended September 30, 2014 as we experienced lower utilization rates during this period.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Research and development expenses are expensed as incurred.

The following table shows research and development expense, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Research and development	$10,027	$9,077	$950	10.5%

% of total revenue	14.6%	13.8%

Research and development expenses increased $1.0 million, or 10.5%, in the three months ended September 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Softpro and Kapow and associated with incremental personnel to develop solutions based on Kofax Total Agility.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, travel costs, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and overhead charges.

The following table shows sales and marketing expense, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Sales and marketing expense	$32,080	$27,933	$4,147	14.8%

% of total revenue	46.9%	42.6%

Sales and marketing expenses increased $4.1 million, or 14.8%, in the three months ended September 30, 2014 due to an increase in compensation costs, including share-based payment expenses, largely associated with our acquisitions of Kapow and Softpro and our increased investment in growing the sales organization.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees.

The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
General and administrative expense	$10,499	$9,439	$1,060	11.2%

% of total revenue	15.3%	14.4%

General and administrative expenses increased $1.1 million, or 11.2%, in the three months ended September 30, 2014 due to increased legal, accounting, and tax fees, related to the changes in the Company’s regulatory and reporting requirements and increased share-based payment expense, primarily driven by the increase in value of awards resulting from recent increases in our share price.

Amortization of Acquired Intangible Assets

We amortize acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business acquisition. The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Amortization of acquired intangible assets	$2,429	$2,224	$205	9.2%

% of total revenue	3.5%	3.4%

Amortization of acquired intangible assets increased $0.2 million, or 9.2%, in the three months ended September 30, 2014 due to the acquisition of Softpro on September 1, 2014. For the three months ended September 30, 2014, amortization of technology related assets of $1.7 million was included in cost of revenue with the remaining other intangible asset amortization of $0.7 million included in operating expenses.

Acquisition-related Costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy, including the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs. The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Acquisition related costs	$1,718	$2,104	$(386)	(18.3)%

% of total revenue	2.5%	3.2%

Acquisition-related costs decreased $0.4 million, or 18.3%, to $1.7 million in the three months ended September 30, 2014 due to incurring $1.8 million less of the fair value of contingent consideration and retention related to our acquisition of Altosoft and Singularity, offset by $1.5 million increase in direct acquisition costs associated with the acquisition of Softpro.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Other operating expenses, net	$16	$311	$(295)	(94.8)%

% of total revenue	0.0%	0.5%

Other operating expenses, net decreased $0.3 million, or 94.8% to $0.0 million in the three months ended September 30, 2014 primarily due to a decrease in professional fees incurred for attorneys, accountants and other advisors who worked with us to complete a NASDAQ listing of our common shares in the second quarter of fiscal year 2014.

Interest (Expense) Income, net

Interest (expense) income, net consists of interest associated with our banking arrangements as well as interest accretion for deferred acquisition payments. The following table shows interest (expense) income, net in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Interest (expense) income, net	$(126)	$(110)	$(16)	(14.5)%

% of total revenue	(0.2)%	(0.2)%

Interest (expense) income, net was flat in the three months ended September 30, 2014.

Other (Expense) Income, net

Other (expense) income, net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments.

The following table shows other (expense) income, net, in dollars and as a percentage of total revenue:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Other (expense) income, net	$522	$4,161	$(3,639)	(87.5)%

% of total revenue	(0.8)%	6.3%

Other (expense) income, net fluctuated in the three months ended September 30, 2014 due to management’s efforts to reduce foreign exchange exposure on intercompany balances and gains on forward contracts.

Income tax expense

The following table shows income tax expense, in dollars and as a percentage of income before tax:

	Three Months Ended September 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Income tax expense (benefit)	$(524)	730	$(1,254)	(171.8)%

Income (loss) before tax	$(2,877)	$3,452

Effective tax (benefit) rate	(18.2)%	21.1%

Income tax expense decreased by $1.3 million, or 171.8%, to a tax benefit of $0.5 million during the three months ended September 30, 2014. The decrease in income tax expense and effective tax rate was primarily due to certain jurisdictional profits being offset by previously unrecognized losses.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash on hand as well as cash flows from operations. We had $60.3 million of cash and cash equivalents at September 30, 2014, compared to $89.6 million at June 30, 2014. The majority of our cash is held in U.S. dollars, Euros and to a lesser extent, British Pounds. We have no outstanding debt as of September 30, 2014.

The following table sets forth the summary of our cash flows:

	Three Months Ended September 30,
	2014	2013	Change
	($ in thousands)
Cash generated from (used in)
Operating activities	$4,769	$18,182	$(13,413)
Investing activities	(33,740)	(41,182)	7,442
Financing activities	595	412	183
Effect of exchange rate fluctuations	(980)	1,174	(2,154)

Net (decrease)	$(29,356)	$(21,414)	$(7,942)

Operating Activities

Net cash generated from operating activities was $4.8 million in the three months ended September 30, 2014, compared to $18.2 million in the three months ended September 30, 2013, a decrease of $13.4 million. This decrease was attributable primarily to decreased cash inflows from account receivables and deferred revenue balances as compared to the prior year.

Investing Activities

Net cash used in investing activities was $33.7 million in the three months ended September 30, 2014, compared to $41.2 million in the three months ended September 30, 2013, representing a decreased outflow of $7.4 million. The primary use of cash in both years was associated with our acquisitions. We paid $30.7 million associated with the acquisition of Softpro in fiscal 2015 and $39.2 million in fiscal 2014 associated with the acquisition of Kapow, representing an incremental decrease related to acquisitions of $8.5 million. Additionally, during fiscal 2015 we paid $2.3 million of deferred consideration and, during fiscal 2014 we paid $0.7 million in deferred consideration related to our acquisition of Altosoft and contingent consideration payment for the Atalasoft acquisition of $0.4 million. We also purchased $0.2 million less property and equipment as compared to the prior year.

Financing Activities

Net cash generated from financing activities was $0.6 million in the three months ended September 30, 2014, compared to $0.4 million in the three months ended September 30, 2013. The increase was primarily the result of increased excess tax benefits on share based compensation during the three months ended September 30, 2014.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In the three months ended September 30, 2014 changes in foreign exchange rates resulted in a decrease of $1.0 million in cash and cash equivalents, while during the three months ended September 30, 2013 changes in foreign exchange rates resulted in an increase of $1.2 million. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary.

Treasury Management

On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit with Bank of America Merrill Lynch to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, Euros and certain other currencies and can be made in the United States and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. As of September 30, 2014 $39.5 million was available, as $0.5 million has been used to guarantee letters of credit in certain operating facilities and payroll services.

The Company has significant overseas subsidiaries, which operate principally in their local currencies. Where appropriate, intra-company borrowings are arranged in the functional currencies of the borrower to centralize the foreign exchange impact and provide a natural hedge against exchange rate movement risks.

The Company hedges certain foreign currency cash and cash flows relating to transactions in accordance with policies set by the Board of Directors. Assessment of the credit risk profile of the Company’s key customers and resellers is centralized for increased focus.

Reconciliation of Non-GAAP Measures

Non-GAAP Revenue – We defined Non-GAAP revenue as revenue, as reported under GAAP, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a limited period due to the effects of purchase accounting. In accordance with GAAP purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which generally reduces the deferred amount and revenues recognized subsequent to an acquisition. We include non-GAAP revenue to allow for more complete comparisons to the financial results of our historical operations, forward looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition-related revenue adjustments are nonrecurring, we may incur similar adjustments in connection with future acquisitions. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-GAAP Revenue as Adjusted Revenue.

The tables below provide a reconciliation of GAAP revenues to Non-GAAP revenues related to all of our historic acquisitions:

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues	GAAP Revenues	Acquisition Fair Value Adjustment	Non-GAAP Revenues
	($ in thousands)
Software licenses	$24,704	$470	$25,174	$24,560	$1,515	$26,075
Maintenance services	35,220	305	35,525	32,150	307	32,457
Professional services	8,544	9	8,553	8,871	314	9,185

Total revenues	$68,468	$784	$69,252	$65,581	$2,136	$67,717

Non-GAAP software license revenue decreased $0.9 million, or 3.5% in the three months ended September 30, 2014 as a result of a decrease in core capture revenues. Acquisition fair value adjustments decreased $1.4 million as the result of pre-acquisition deferred revenue balance from the acquisition of Kapow being amortized and reduced over time.

Non-GAAP Income from Operations – We define non-GAAP income from operations as income/(loss) from operations, as reported under GAAP, excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Depreciation expense, Amortization of acquired intangible assets, Acquisition-related costs, and Other operating expense, net. Share-based compensation expense, Depreciation expense and Amortization of acquired intangible assets in our non-GAAP income from operations reconciliation represent non-cash charges which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants and to a lesser degree to our personnel whose responsibilities are devoted to acquisition activities), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the continuing operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under GAAP, included in other expense lines. Accordingly, we exclude those amounts when assessing non-GAAP income from operations. At times when we are communicating with our shareholders, analysts and other parties we refer to non-GAAP income from operations as adjusted EBITDA.

We assess non-GAAP income from operations as a percentage of total non-GAAP revenue and by doing so we are able to evaluate the relative performance of our revenue growth compared to the expense growth for those items included in non-GAAP income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The following table provides a reconciliation of GAAP income from operations to Non-GAAP income from operations and presents Non-GAAP income from operations as a percentage of total revenues.

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Loss from operations	$(3,273)	$(599)
Acquisition fair value adjustment to revenue	784	2,136
Share-based payment expense	1,690	749
Depreciation and amortization expense	971	1,383
Amortization of acquired intangible assets	2,429	2,224
Acquisition-related costs	1,718	2,104
Other operating expenses, net	16	311

Non-GAAP income from operations	$4,335	$8,308

Non-GAAP income from operations as a percentage of revenue	6.3%	12.3%

At times when we are communicating with our shareholders, analysts and other parties, we refer to adjusted income from operations as a percentage of revenues as EBITDA margin.

Non-GAAP Cash Flows from Operations - We define Non-GAAP cash flows from operations as cash flows from operations as reported under GAAP, adjusted for income taxes paid or received and payments under restructurings. Income tax payments are included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-GAAP cash flows from operations per share as Adjusted cash flows from operations.

The table below provides a reconciliation of GAAP cash flows from operations to Non-GAAP cash flows from operations:

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Cash flows from operations	$4,769	$18,182
Income tax paid	1,323	1,302
Payments under restructuring	—	100

Non-GAAP cash flows from operations	$6,092	$19,584

Non-GAAP cash flow from operations decreased $13.5 million to $6.1 million in the three months ended September 30, 2014, attributable primarily to decreased cash inflows from collection of accounts receivable and deferred revenue balances as compared to the prior year.

Non-GAAP diluted earnings per share – Non-GAAP diluted earnings per share is calculated using GAAP net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net Interest-Other Income and Expense, and the related tax effect, divided by fully diluted shares outstanding. Therefore, we include this non-GAAP measure in order to provide a more complete comparison of our earnings per share from one period to another. At times when we are communicating with our shareholders, analysts and other parties we refer to Non-GAAP diluted earnings per share as Adjusted EPS.

Reconciliation of Non-GAAP Diluted Earnings Per Share

The tables below provide a reconciliation of our Non-GAAP diluted earnings per share, and our associated Non-GAAP income (loss), after tax:

	Three Months Ended September 30,
	2014	2013
	($ in thousands, except per share amounts)
Net (loss) income	$(2,353)	$2,722
Acquisition fair value adjustment to revenue	784	2,136
Share-based payment expense	1,690	749
Amortization of intangible assets	2,429	2,224
Acquisition-related costs	1,718	2,104
Net finance and other expense (income)	(380)	(3,740)
Tax effect of above	(2,066)	(2,116)

Adjusted net income	$1,822	$4,079

Non-GAAP diluted earnings per share	$0.02	$0.04

Supplemental Information

Share based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Cost of maintenance services	$33	$14
Cost of professional services	25	25
Research and development	285	140
Sales and marketing	895	370
General and administrative	452	200

Total share-based payment expense	$1,690	$749

Depreciation and amortization expense recognized by functional line in the Consolidated Income Statements is as follows:

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Cost of software licenses	$3	$14
Cost of maintenance services	90	130
Cost of professional services	131	220
Research and development	298	410
Sales and marketing	316	410
General and administrative	133	199

Total depreciation and amortization expense	$971	$1,383

Business Risks and Uncertainties

For the three months ended September 30, 2014, there have been no material changes to the risk factors as presented in our Form 20-F filed on September 2, 2014 with the U.S. Securities and Exchange Commission.

James Arnold, Jr.

Chief Financial Officer

October 30, 2014

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended September 30,
	2014	2013
Revenue:
Software licenses	$24,704	$24,560
Maintenance services	35,220	32,150
Professional services	8,544	8,871

Total revenue	68,468	65,581

Cost of revenue:
Cost of software licenses	1,957	2,656
Cost of maintenance services	5,017	4,807
Cost of professional services	7,998	7,629
Amortization of intangible assets	1,698	1,464

Total cost of revenue	16,670	16,556

Gross profit	51,798	49,025

Operating expenses:
Research and development	10,027	9,077
Sales and marketing	32,080	27,933
General and administrative	10,499	9,439
Amortization of intangible assets	731	760
Acquisition-related costs	1,718	2,104
Other operating expenses, net	16	311

Total operating expenses	55,071	49,624

Loss from operations	(3,273)	(599)

Interest expense, net	(126)	(110)
Other (expense) income, net	522	4,161

(Loss) income from operations, before tax	(2,877)	3,452

Income tax (benefits) expense	(524)	730

Net (loss) income	$(2,353)	$2,722

Net (loss) income per share:
Basic	$(0.03)	$0.03

Diluted	$(0.03)	$0.03

Weighted average shares outstanding:
Basic	87,564	87,300

Diluted	99,480	94,371

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)

	Three Months Ended September 30,
	2014	2013
Net (loss) income	$(2,353)	$2,722

Other comprehensive (loss) income:
Foreign currency translation adjustments, net of tax	(5,068)	1,089
Foreign currency transaction gains (losses) related to intercompany transactions of a long-term investment nature, net of tax	(1,295)	(170)
Pension adjustments, net of tax	(45)	(59)

Total other comprehensive (loss) income, net of tax	(6,408)	860

Comprehensive (loss) income	$(8,761)	$3,582

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIATED BALANCE SHEETS

(in thousands, except number of shares, which are reflected in thousands)

	September 30, 2014	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$60,275	$89,631
Accounts receivable, net of allowances of $1,076 and $881, respectively	46,209	58,392
Other current assets	10,251	9,690
Income tax receivable	7,282	7,209
Deferred tax assets	4,522	3,502

Total current assets	128,539	168,424

Property and equipment, net	6,629	6,753
Goodwill	203,540	186,103
Acquired intangible assets, net	50,592	36,085
Deferred tax assets, net of current portion	3,330	1,877
Other non-current assets	3,650	4,105

Total assets	$396,280	$403,347

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$36,759	$37,445
Deferred revenue	71,912	78,497
Income taxes payable	373	1,101
Deferred tax liabilities	868	217
Contingent acquisition payments	6,625	4,775

Total current liabilities	116,537	122,035

Minimum pension liability	3,832	4,078
Deferred revenue, net of current portion	7,777	8,079
Deferred tax liabilities, net of current portion	9,823	3,243
Contingent acquisition payments, net of current portion	2,769	3,927
Other non-current liabilities	7,748	7,519

Total liabilities	148,486	148,881

Commitments and contingences (Note 10)

Shareholders‘ equity:
Common stock	98	97
Additional paid in capital	62,581	60,695
Employee benefit shares	(18,005)	(18,207)
Treasury shares	(15,980)	(15,980)
Retained earnings	204,788	207,141
Accumulated other comprehensive income	14,312	20,720

Total shareholders’ equity	247,794	254,466

Total liabilities and shareholders’ equity	$396,280	$403,347

KOFAX LIMITED

UNAUDITED CONDENSED CONSOLIATED STATEMENTS OF CASH FLOW

(in thousands)

	Three Months Ended September 30,
	2014	2013
Cash flows from operating activities:
Net (loss) income	$(2,353)	$2,722

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation and amortization	3,399	3,635
Share-based compensation expense	1,690	749
Other (expense) income	(522)	(4,161)
Restructuring payments	—	(100)

Changes in operating assets and liabilities:
Accounts receivable, net	12,481	20,173
Other assets	1,720	(1,184)
Accounts and other payables	(1,309)	(8,101)
Deferred revenue	(6,943)	1,345
Other liabilities	(276)	1,263
Deferred income taxes	(1,643)	326
Income taxes payable	(1,475)	1,515

Net cash inflow from operating activities	4,769	18,182

Cash flows from investing activities
Purchase of property and equipment	(848)	(1,070)
Acquisitions of subsidiaries, net of cash acquired	(32,944)	(40,141)
Interest received	52	29

Net cash used in investing activities	(33,740)	(41,182)

Cash flows from financing activities
Issue of common stock	78	94
Excess tax benefits on share-based compensation	315	88
Proceeds from EBT shares, net	202	230

Net cash inflow from financing activities	595	412

Effect of exchange rate changes on cash and cash equivalents	(980)	1,174

Net increase (decrease) in cash and cash equivalents	(29,356)	(21,414)

Cash and cash equivalents at the beginning of the year.	89,631	93,413

Cash and cash equivalents at the end of the year.	$60,275	$71,999

Supplemental cash flow disclosure:
Cash paid for income taxes, net	$1,323	$1,302

Cash paid for interest	$28	$137

Note 1: Basis of presentation

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by accounting principles generally accepted in the United States (GAAP) for annual periods and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2014. The Company prepared the unaudited condensed consolidated financial statements following the requirements of the U.S. Securities and Exchange Commission for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP can be condensed or omitted. The results of operations for the three month period ended September 30, 2014 is not necessarily indicative of the results to be expected for the year ending June 30, 2015 or any other period.

New Accounting Standards Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, issued as a new topic, ASC 606. The new revenue recognition standard provides a five-step analysis of transactions to determine when and how revenue is recognized. The core principle of the guidance is that a Company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, providing guidance for transactions that were not previously addressed comprehensively, and improve guidance for multiple-element arrangements. This ASU is effective for us beginning in fiscal 2018 and can be adopted by the Company either retrospectively or as a cumulative-effect adjustment as of the date of adoption. We are currently evaluating the effect that adopting this new accounting guidance will have on our consolidated financial statements.

Note 2: Acquisitions

Acquisition of Softpro GmbH

On September 1, 2014, Kofax acquired 100% of the shares of Softpro GmbH (Softpro), a company incorporated in Germany, specializing in e-signature and signature verification solutions. The Company believes Softpro’s software will accelerate Kofax’s ability to improve customer interactions by enabling organizations to offer a streamlined, fully digital and secure experience to their constituents and transform customer workflow to an all-electronic process, dramatically accelerating closure in any type of transaction that requires a contract. Additionally, Softpro provides a full suite of banking solutions including signature verification, authentication and fraud detection. These capabilities, offered both on premise and in the cloud, further differentiate Kofax’s smart process application (SPA) offering from competitors who do not offer these capabilities. The acquisition will be accounted for using the acquisition method.

The condensed consolidated financial statements include the results of Softpro during the one month period from the acquisition date. The preliminary fair value of the identifiable assets and liabilities of Softpro, at the acquisition date, are as follows:

($ in thousands)
Net liabilities, acquired	(6,307)
Intangible assets	18,100
Goodwill	22,828

Total consideration	34,621

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	31,200
Deferred consideration	3,421

Total consideration	34,621

The preliminary goodwill of $22.8 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

Note 3: Contingent acquisition payments

For the three month period ended September 30, 2014, contingent consideration of $3.4 million was recorded from the acquisition of Softpro in September 2014, with $1.1 million to be paid in December 2014, $1.2 million to be paid in September 2015 and $1.2 million to be paid in September 2016, with said amounts being subject to certain indemnification terms and conditions.

Cash payments related to contingent consideration of $2.7 million were made during the three months ended September 30, 2014, primarily due to a $2.2 million payment for the second installment of deferred consideration from the acquisition of Kapow.

Please refer to Note 8 for the rollforward of our contingent consideration balance as of September 30, 2014.

Note 4: Operating Segments

The Company operates one reportable business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

Geographic Information

The following revenue information is based on the location of the customer:

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Americas	$38,924	$37,451
United Kingdom	7,195	6,848
Rest of EMEA	17,419	16,939
Asia Pacific	4,930	4,343

	$68,468	$65,581

The following table presents non-current assets by subsidiary location:

	September 30, 2014	June 30, 2014
	($ in thousands)
Americas	$ 5,816	$6,234
EMEA	3,615	3,770
Asia Pacific	848	854

	$10,279	$10,858

Non-current assets for this purpose consist of property and equipment, and other non-current assets– excluding intangible assets, including goodwill and deferred tax assets.

Note 5: Intangibles and Goodwill

Intangibles

Intangible assets consist of the following as of September 30, 2014 and June 30, 2014, respectively:

	September 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	($ in thousands)
Customer relationships	29,209	(16,559)	12,650	5.1
Technology and patents	66,898	(31,887)	35,011	7.5
Trade names, trademarks and other	1,489	(952)	537	3.8
Backlog	300	(300)	—	3.0
Non-competition agreements	1,647	(274)	1,373	2.8
In process research and development	1,085	(64)	1,021	8.2

Total	100,628	(50,036)	50,592	6.7

	June 30, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (Years)
	(in thousands)
Customer relationships	23,272	(16,055)	7,217	5.1
Technology and patents	58,230	(30,568)	27,662	7.0
Trade names, trademarks and other	1,334	(881)	453	3.6
Backlog	300	(300)	—	3.0
Non-competition agreements	300	(200)	100	2.0
In process research and development	700	(47)	653	10.0

Total	84,136	(48,051)	36,085	6.5

Intangible assets, such as contractual relationships and technology, are amortized over their expected useful lives on a straight-line basis. Amortization of these intangibles is included in either cost of revenue or operating expenses based on the function of the intangible asset. Amortization expense for intangible assets was $11.2 million and $7.0 million for the three months ended September 30, 2014 and 2013, respectively.

Goodwill

The changes in the carrying amount of goodwill for our reportable segment as of September 30, 2014 were as follows:

September 30, 2014
($ in thousands)
Goodwill as of June 30, 2014	186,103
Acquisitions	22,828
Foreign exchange translation effects	(5,391)

Goodwill as of September 30, 2014	203,540

Note 6: Income Taxes

During the quarter ended September 30, 2014, the effective tax rate of 18.24% was below the United Kingdom (U.K.) statutory rate of 20.75% primarily due to certain jurisdictional profits being offset by previously unrecognized losses. These profits are disproportionate to the quarterly operating profit thus reducing the rate. If the effect of these unrecognized losses were ignored the effective tax rate would be significantly above the U.K. headline rate of 20.75% due to significant acquisition expenses which attract no tax deduction, unrecognized losses and U.S. profits (which is the group’s primary operating jurisdiction) being tax effected at the higher U.S. tax rate.

The timing and outcome of our tax audit settlements is uncertain, however it is reasonably possible that a reduction of uncertain tax benefits may occur due to audit settlements and/or expiration of statutes of limitations. The settlement of these unrecognized tax benefits could result in a reduction in the tax charge of between zero and $1.1 million within the next twelve months.

Note 7: Earnings per share

The following table presents a reconciliation of basic and diluted shares for the three months ended September 30, 2014 and 2013:

	September 30,
	2014	2013
	(shares in thousands)
Basic weighted-average number of common shares outstanding	87,564	87,300
Dilutive effect of potential common shares	11,916	7,071

Diluted weighted-average common and potential common shares outstanding	99,480	94,371

Note 8: Fair Value Measures

The Company measures fair value based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on a three-tier hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions. The fair value of foreign currency forward contracts is established based on market value advice received by management from the issuing bank.

	September 30, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	60,275	60,275	—	—
Foreign exchange derivative asset	40	—	40	—

Total assets measured at fair value	60,315	60,275	40	—

Liabilities measured at fair value
Contingent and deferred consideration	9,394	—	—	9,394

Total liabilities measured at fair value	9,394	—	—	9,394

	June 30, 2014
	Total	Level 1	Level 2	Level 3
	($ in thousands)
Assets measured at fair value
Cash and cash equivalents	89,631	89,631	—	—
Foreign exchange derivative asset	58	—	58	—

Total assets measured at fair value	89,689	89,631	58	—

Liabilities measured at fair value
Contingent and deferred consideration	8,702	—	—	8,702

Total liabilities measured at fair value	8,702	—	—	8,702

Foreign currency derivative instruments are valued using quoted forward foreign exchange prices and option volatility at the reporting date. The Company believes the fair values assigned to its derivative instruments as of September 30, 2014 are based upon reasonable estimates and assumptions. Contingent consideration liabilities represent future amounts the Company may be required to pay in conjunction with various business combinations. The ultimate amount of future payments is based on specified future criteria, such as sales performance and the achievement of certain future development, regulatory and sales milestones and other contractual performance conditions. The Company evaluates its estimates of the fair value of contingent consideration liabilities on a periodic basis. Any changes in the fair value of contingent consideration liabilities are recorded as acquisition related costs in the Consolidated Income Statements.

During the reporting period ended September 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements. A reconciliation of fair value measurements of level 3 financial instruments is disclosed below:

September 30, 2014
($ in thousands)
As of June 30, 2014	8,702
Contingent consideration payments	(2,695)
Fair value of contingent consideration from acquisition	3,421
Change in fair value of contingent consideration	1
Foreign exchange translation effects	(35)

As of September 30, 2014	9,394

Note 9: Share-Based Compensation

We recognize share-based compensation expense over the requisite service period. Our share-based awards are accounted for as equity instruments. Share-based compensation included in the condensed consolidated income statements are as follows:

	Three Months Ended September 30,
	2014	2013
	($ in thousands)
Cost of maintenance services	$33	$14
Cost of professional services	25	25
Research and development	285	140
Sales and marketing	895	370
General and administrative	452	200

Total share-based payment expense	$1,690	$749

Stock options

The Company has an incentive award plan that provides for the granting of non-qualified stock options and incentive stock options to officers, key employees and non-employee directors.

Stock option grants to officers and key employees under the incentive award plan are generally granted at an exercise price equal to the fair market value at the date of grant, generally expire ten years after their original date of grant and generally become vested and exercisable after four years at a rate of 25% per year beginning twelve months after the date of grant and 6.25% vesting each three months thereafter.

The fair value of share options granted is estimated at the date of the grant using the Black-Scholes pricing model, taking into account the terms and conditions upon which the share options were granted.

The table below summarizes activity relating to stock options for the three months ended September 30, 2014:

Number of shares
(in thousands)
Options outstanding at July 1, 2014	4,946
Granted	88
Exercised	(37)
Forfeited/expired	—

Options outstanding at September 30, 2014	4,997

Options exercisable at September 30, 2014	4,102

Long Term Incentive Plan (LTIP)

The table below summarizes activity relating to LTIP awards for the three months ended September 30, 2014:

Number of underlying LTIP shares – Contingent awards
(shares in thousands)
LTIP’s outstanding at July 1, 2014	4,207
Granted	938
Earned/released	(127)
Forfeited/cancelled	(193)

LTIP’s outstanding at September 30, 2014	4,825

Note 10: Contingencies

Litigation and other claims

The Company is subject to legal proceedings, lawsuits and other claims relating to labor, service and other matters arising in the ordinary course of business. Management judgment is required in deciding the amount and timing of the accrual of certain contingencies. Depending on the timing of when conditions or situations arise, the timing of a contingency becoming probable and estimable is not necessarily determinable. The amount of the contingency may change in the future as incremental knowledge, factors or other matters change or become known. There are no material pending or threatened lawsuits against the Company.

Guarantees and other

The Company includes indemnification provisions in the contracts it enters into with customers and business partners. Generally, these provisions require us to defend claims arising out of the Company’s products’ infringement of third-party intellectual property rights, breach of contractual obligations and/or unlawful or otherwise culpable conduct. The indemnity obligations generally cover damages, costs and attorneys’ fees arising out of such claims. In most, but not all cases, the Company’s total liability under such provisions is limited to either the value of the contract or a specified, agreed upon amount. In some cases our total liability under such provisions is unlimited. In many, but not all, cases, the term of the indemnity provision is perpetual. While the maximum potential amount of future payments we could be required to make under all the indemnification provisions is unlimited, we believe the estimated fair value of these provisions is de-minimis due to the low frequency with which these provisions have been triggered.

The Company indemnifies its directors and officers to the fullest extent permitted by law. These agreements, among other things, indemnify directors and officers for expenses, judgments, fines, penalties and settlement amounts incurred by such persons in their capacity as a director or officer of the Company, regardless of whether the individual is serving in any such capacity at the time the liability or expense is incurred. Additionally, in connection with certain acquisitions we have agreed to indemnify the former officers and members of the boards of directors of those companies, on similar terms as described above, for a period of six years from the acquisition date. In certain cases we purchase director and officer insurance policies related to these obligations, which fully cover the six year periods. To the extent that we do not purchase a director and officer insurance policy for the full period of any contractual indemnification, we would be required to pay for costs incurred, if any, as described above.